

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2007

Via facsimile and U.S. Mail

Hecht & Associates
275 Madison Ave., 28th Floor
New York, NY 10016

> **Re:** **Gold Run Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 5, 2007**
> **File No. 333-139412**

Dear Sir or Madam:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All page number references relate to the redlined hard copy you provided.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A-1 filed April 5, 2007

1. Please be advised that you should file a redline version of any amendments, marked to show changed materials. See Rule 310 of Regulation S-T.

2. We note your filings on January 25, 2007 relating to offerings under Regulation D. Please tell us the nature of these offerings and discuss the material terms of the offerings. As appropriate, please update your disclosure under "Recent Sales of Unregistered Securities."

3. Please confirm that 90 days after effectiveness of this registration statement, when the offerings have terminated, you will file a post-effective amendment to deregister any shares that have not been sold by the selling shareholders and all shares being offered by the company if you have not sold the minimum 8 million shares.

Cover Page, page 3

1. The cover page appears to be longer than one page. We reissue comment 3. Refer to Item 501(a) of Regulation S-B.

2. Please move the discussion regarding your plans to have your Common Stock quoted on the OTC Bulletin Board to the risk factor entitled "There is no public market for our securities and they will not be listed on a widely traded market in the foreseeable future."

Risk Factors, page 12

Our management has conflicts of interest, page 15

3. Quantify the amount of interests held by Trevor Michael in Osprey Capital Partners.

Selling Security Holders, page 30

4. Please disclose the material terms of the transactions whereby the selling security holders acquired their securities.

5. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that are entities. Please see Interpretation I.60 under the Regulation S-K section of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. See also Instruction C to Schedule 13D.

6.   Please tell us whether any selling security holders are broker-dealers or affiliates of broker-dealers. To the extent any of the selling security holders are affiliates of broker-dealers, disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities. We may have further comment.

Plan of Distribution, page 35

7.   We note your response to prior comment 12. Please tell us whether Osprey Capital Partners has any operations in the United States. If so, please state the reasons for believing that D. Richard Brown and Trevor Michael are not required to register as broker-dealers. In this regard, we refer you to In re Registration Requirements for Foreign Broker-Dealers, Release No. 34-27017, which provides that "all broker-dealers physically operating within the United States that effect, induce, or attempt to induce any securities transactions would be required to register as broker-dealers with the Commission, even if these activities were directed only to foreign investors outside the United States."

8.   You state on page 34 that the 1,097,000 shares of common stock to be offered by the selling shareholders will not be sold unless the offering of the 8,000,000 shares closes. You direct the reader to the Plan of Distribution section for further discussion regarding the arrangement; however, the discussion in this section is very cursory. Please revise this section to discuss in detail the delayed offering of the 1,097,000 shares. Disclose how you will inform the selling security holders that you have closed the primary offering for the 8 million shares and that they can start selling their securities under the registration statement. Also, revise the cover page and Summary Information section on page 9 to clarify that the 1,097,000 shares will be offered on a delayed basis after the closing of the offering of the 8,000,000 shares.

Certain Relationships and Related Transactions, page 68

9.   We reissue prior comment 22 in part. Please disclose whether the terms of the identified transactions are equivalent to terms agreed upon in similar transactions with unaffiliated parties.

10.   Please provide the information required by Item 407(a) of Regulation S-B relating to director independence.

Executive Compensation, page 74

11.   Please note that Item 402 of Regulation S-B was recently amended and that your disclosure appears to be based on an old version of Item 402. Please revise to

comply with Item 402 of Regulation S-B, as amended. Among other things, we note that the information you provide in the table is not consistent with the requirements of Item 402(b), nor do you provide a narrative discussion of the items presented in the table as required by Item 402(c). Also, it does not appear that you have included information required by Item 402(d).

12. We note your response to prior comment 23 and reissue the comment in part. Please advise why you discussed in footnote (3) Mr. Mathewson's acquisition of 7,500,000 shares of common stock. It appears that this information is reportable under column (i) of the compensation table. See Item 402(b)(2)(ix)(C). Additionally, please note that Item 402(b)(2)(iv)(A), as cited in footnote (3), does not exist.

Undertakings, page 105

13. Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3362 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: R. Carroll
       A. Sifford
       A. N. Parker
       C. Moncada-Terry